                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                For the quarterly period ended September 30, 2003


                         O2 MICRO INTERNATIONAL LIMITED


                 Grand Pavilion Commercial Centre, West Bay Road
                         P.O. Box 32331 SMB, George Town
                          Grand Cayman, Cayman Islands
                                 (345) 945-1110
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

  Form 20-F    X     Form 40-F    ______
             ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

        Yes  ______  No   X
                        ------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

        82-N.A.
           ----

                                      INDEX
                          O2MICRO INTERNATIONAL LIMITED

                                                                        Page No.
PART I    FINANCIAL INFORMATION

Item 1.   FINANCIAL STATEMENTS                                                 3

          CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2003
          AND DECEMBER 31, 2002                                                3

          CONSOLIDATED STATEMENTS OF OPERATIONS AND                            5
          COMPREHENSIVE INCOME FOR THE THREE MONTHS ENDED
          SEPTEMBER 30, 2003 AND SEPTEMBER 30, 2002, AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 2003 AND SEPTEMBER 30,
          2002

          CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE                   6
          MONTHS ENDED SEPTEMBER 30, 2003 AND SEPTEMBER 30, 2002

          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                           8

Item 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL                   14
          CONDITION AND RESULTS OF OPERATIONS

Item 3.   QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT                       15
          MARKET RISK

PART II   OTHER INFORMATION

Item 1.   EXHIBITS                                                            17

          EXHIBIT INDEX                                                       17

          SIGNATURE                                                           18

Part I.    FINANCIAL INFORMATION

Item 1.    Financial Statements

               O\\2\\MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                (In Thousand U.S. Dollars, Except Share Amounts)

                                                               September 30,   December 31,
ASSETS                                                              2003           2002
------                                                         -------------   ------------
                                                                (Unaudited)
CURRENT ASSETS
Cash and cash equivalents                                          $  52,028      $  69,334
Restricted cash                                                        1,892          2,019
Short-term investments                                                60,431         42,675
Accounts receivable - net                                             10,502          7,595
Inventories                                                           10,741          6,967
Prepaid expenses and other current assets                              2,772          2,891
                                                                   ---------      ---------
Total Current Assets                                                 138,366        131,481
                                                                   ---------      ---------

INVESTMENT IN SHARES OF STOCKS                                         7,865          5,985
                                                                   ---------      ---------

FIXED ASSETS - NET                                                     5,141          5,611
                                                                   ---------      ---------

OTHER ASSETS
Restricted assets - net                                                7,643              -
                                                                   ---------      ---------
Convertible loans to 360(degrees) Web Ltd.                                 -          1,750
                                                                   ---------      ---------
Other Assets                                                           1,562          1,009
                                                                   ---------      ---------

TOTAL ASSETS                                                       $ 160,577      $ 145,836
                                                                   =========      =========

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

CURRENT LIABILITIES
Notes and accounts payable                                         $   7,399      $   5,202
Income tax payable                                                     2,572          1,957
Current portion of obligations under capital lease                         2              7
Accrued expenses and other current liabilities                         5,556          3,522
                                                                   ---------      ---------
Total Current Liabilities                                             15,529         10,688
                                                                   ---------      ---------

OBLIGATIONS UNDER CAPITAL LEASE - NET OF CURRENT PORTION                   -              -
                                                                   ---------      ---------

Total Liabilities                                                     15,529         10,688
                                                                   ---------      ---------

CONTINGENCIES AND COMMITMENTS

SHAREHOLDERS' EQUITY
Preference shares at $0.001 par value per share                            -              -
Ordinary shares at $0.001 par value per share
     Authorized - 95,000,000 shares
     Issued - 38,348,546 shares as of September 30, 2003 and
       38,857,094 shares including 720,700 shares of treasury
       stock as of December 31, 2002, respectively                        38             39

Treasury Stock                                                             -         (6,823)
Additional paid-in capital                                           132,431        133,016
Accumulated other comprehensive loss                                    (438)          (692)
Retained earnings                                                     13,017          9,608
                                                                   ---------      ---------
Total Shareholders' Equity                                           145,048        135,148
                                                                   ---------      ---------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                         $ 160,577      $ 145,836
                                                                   =========      =========

    The accompanying notes are an integral part of the financial statements.

               O\\2\\MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

         CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
                                   (Unaudited)
              (In Thousand U.S. Dollars, Except Per Share Amounts)

                                                                Three Months Ended        Nine Months Ended
                                                                   September 30,            September 30,
                                                              ----------------------    ---------------------
                                                                 2003         2002         2003        2002
                                                              ---------    ---------    ---------   ---------
NET SALES                                                     $  23,193    $  18,024    $  63,429   $  51,794

COST OF SALES                                                    10,042        7,269       27,649      20,407
                                                              ---------    ---------    ---------   ---------

GROSS PROFIT                                                     13,151       10,755       35,780      31,387
                                                              ---------    ---------    ---------   ---------

OPERATING EXPENSES
Research and development                                          4,845        4,750       14,600      13,948
Selling, general and administrative                               4,559        3,284       13,197       8,796
Stock - based compensation                                            -            9            -          42
                                                              ---------    ---------    ---------   ---------
Total Operating Expenses                                          9,404        8,043       27,797      22,786
                                                              ---------    ---------    ---------   ---------

INCOME FROM OPERATIONS                                            3,747        2,712        7,983       8,601
                                                              ---------    ---------    ---------   ---------

NON-OPERATING INCOME (EXPENSES)
Interest income                                                     379          374          952       1,489
Impairment loss on investment in shares of stocks                     -         (254)         (17)       (483)
Interest expenses                                                     -           (1)          (1)         (3)
Exchange gain (loss)                                                367          (97)         453          83
Other - net                                                         (32)         166         (112)        202
                                                              ---------    ---------    ---------   ---------
Total Non-operating Income                                          714          188        1,275       1,288
                                                              ---------    ---------    ---------   ---------

INCOME BEFORE INCOME TAX                                          4,461        2,900        9,258       9,889

INCOME TAX EXPENSES                                                 502          355        1,173       1,307
                                                              ---------    ---------    ---------   ---------

NET INCOME                                                        3,959        2,545        8,085       8,582
                                                              ---------    ---------    ---------   ---------

OTHER COMPREHENSIVE GAIN (LOSS)
Translation adjustments on subsidiaries                              54          (32)         (90)         71
Unrealized gain (loss) on available-for-sale securities             185           (3)         344         (68)
                                                              ---------    ---------    ---------   ---------
Total Other Comprehensive Gain (Loss)                               239          (35)         254           3
                                                              ---------    ---------    ---------   ---------

COMPREHENSIVE INCOME                                          $   4,198    $   2,510    $   8,339   $   8,585
                                                              =========    =========    =========   =========

EARNINGS PER SHARE:
Basic                                                         $    0.10    $    0.07    $    0.21   $    0.22
                                                              =========    =========    =========   =========
Diluted                                                       $    0.10    $    0.07    $    0.21   $    0.21
                                                              =========    =========    =========   =========

SHARES USED IN EARNINGS PER SHARE CALCULATION:
Basic (in thousands)                                             38,341       38,361       38,217      38,362
                                                              =========    =========    =========   =========
Diluted (in thousands)                                           39,845       39,073       39,390      40,232
                                                              =========    =========    =========   =========

    The accompanying notes are an integral part of the financial statements.

                O\\2\\MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)
                           (In Thousand U.S. Dollars)

                                                                    Nine Months Ended
                                                                       September 30,
                                                                 ------------------------
                                                                    2003          2002
                                                                 ----------    ----------
OPERATING ACTIVITIES:
Net income                                                        $   8,085    $    8,582
Adjustments to reconcile net income to net cash provided by
  operating activities:
      Depreciation and amortization                                   1,912         1,387
      Amortization of deferred stock options                              -            42
      Amortization of stock options granted for services                290            72
      Gain on sale of short-term investments                              -          (233)
      Deferred income tax assets                                        182           167
      Impairment of investments                                          17           483
      Loss on sale of fixed assets                                       66             7
      Changes in operating assets and liabilities:
            Accounts receivable - net                                (2,907)       (6,670)
            Inventories                                              (3,774)       (2,943)
            Prepaid expenses and other current assets                  (119)          (68)
            Notes and accounts payable                                2,197           346
            Income tax payable                                          615           389
            Accrued expenses and other current liabilities            2,034            64
                                                                 ----------    ----------
Net Cash Provided by Operating Activities                             8,598         1,625
                                                                 ----------    ----------

INVESTING ACTIVITIES:
Convertible loans to 360(degrees) Web Ltd.                                -        (1,000)
Receivables from employee cash advance                                 (112)         (382)
Acquisitions of:
      Fixed assets                                                   (1,463)       (2,927)
      Short-term investments                                       (102,489)     (165,306)
      Long-term investments                                            (147)       (5,468)
(Increase) decrease in:
      Restricted assets                                              (7,643)            -
      Restricted cash                                                   127          (657)
      Refundable deposits                                              (108)            7
      Deferred charges                                                 (493)            6
Proceeds from:
      Sale of short-term investments                                 85,077       152,458
      Sale of fixed assets                                                1             3
                                                                 ----------    ----------
Net Cash Used in Investing Activities                               (27,250)      (23,266)
                                                                 ----------    ----------

FINANCING ACTIVITIES:
Acquisitions of treasury shares                                        (647)       (6,763)
Proceeds from:
      Exercise of stock options                                       1,506           886
      Issuance of shares for warrants exercised                           -           750
      Issuance of ordinary shares upon ESPP plan                        468           370
Payments of principal of capital leases                                  (5)           (7)
                                                                 ----------    ----------
Net Cash Provided by (Used in) Financing Activities                   1,322        (4,764)
                                                                 ----------    ----------

EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE                              24           72
                                                                 ----------    ----------

NET DECREASE IN CASH AND CASH EQUIVALENTS                           (17,306)      (26,333)

CASH AND CASH EQUIVALENTS, AT BEGINNING OF PERIOD                    69,334        98,814
                                                                 ----------    ----------

CASH AND CASH EQUIVALENTS, AT END OF PERIOD                      $   52,028    $   72,481
                                                                 ==========    ==========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
Cash paid for interest                                           $        1    $        3
Cash paid for tax                                                $      395    $      744

NONCASH INVESTING AND FINANCING ACTIVITIES
Convertible loans to 360(degrees) Web Ltd. transferred to
  investment in shares of stock                                  $    1,750    $        -
Unrealized gain (loss) on short-term investments                 $      344          ($68)

    The accompanying notes are an integral part of the financial statements.

               O\\2\\MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     BASIS OF PRESENTATION

       The accompanying consolidated financial statements have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC") and, in management's opinion, include all adjustments, consisting only of normal recurring accruals necessary to fairly present the resulting operations for the indicated periods. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. Although the Company believes that the disclosures are adequate to make the information presented not misleading, it is suggested that these consolidated financial statements be read in conjunction with the consolidated financial statements and the notes thereto included in the Company's Form 20-F registration statement for the year ended December 31, 2002 as filed with the SEC.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       a.  Use of estimates

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

       b.  Restricted Assets

       The Company classifies deposits made for customs, collateral for obtaining foundry capacity, line of credit, office leases and Taiwan court cases as restricted assets and classifies as a current asset if the deposit is refundable within a twelve-month period.

       c.  Treasury stock

       The Company determined it will retire ordinary shares repurchased under a share repurchase plan. Accordingly, the excess of the purchase price over par value was allocated between capital surplus and retained earnings based on the average issuance price of the shares repurchased. Any future repurchases will be immediately retired.

       d.  Recent accounting pronouncements

       In January 2003, the Financial Accounting Standard Board ("FASB") issued Interpretation ("FIN") 46, "Consolidation of Variable Interest Entities - an Interpretation of Accounting Research Bulletin ("ARB") No. 51." FIN 46 requires the primary beneficiary to consolidate a variable interest entity ("VIE") if it has a variable interest that will absorb a majority of the entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both. FIN 46 applies immediately to VIEs created after January 31, 2003, and to VIEs in which the entity obtains an interest after that date. For VIEs acquired before February 1, 2003, the effective date for the Company is July 1, 2003. The Company does not expect that the adoption of FIN 46 to have a material impact on its consolidated financial statements.

       In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables," related to the timing of revenue recognition for arrangements in which goods or services or both are delivered separately in a bundled sales arrangement. The EITF requires that when the deliverables included in this type of arrangement meet certain criteria they should be accounted for separately as separate units of accounting. This may result in a difference in the timing of revenue recognition but will not result in a change in the total amount of revenue recognized in a bundled sales arrangement. The allocation of revenue to the separate deliverables is based on the relative fair value of each item. If the fair value is not available for the delivered items then the residual method must be used. This method requires that the amount allocated to the undelivered items in the arrangement is their full fair value. This would result in the discount, if any, being allocated to the delivered items. This consensus is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. The prospective application of this guidance in 2004 is not expected to impact the Company's revenue significantly.

       In April 2003, the FASB issued SFAS No. 149, "Amendment to Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is applied prospectively and is effective for contracts entered into or modified after June 30, 2003, except for SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003 and certain provisions relating to forward purchases and sales on securities that do not yet exist. The Company is currently in the process of determining the impact of this statement on its results of operations, financial position and cash flows.

       In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." The statement establishes standards for how an issuer classifies and measures certain financial instruments. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The statement requires that certain financial instruments that, under previous guidance, could be accounted for as equity, be classified as liabilities, or assets in some circumstances. This statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The statement also requires disclosures about alternative ways of settling the instruments and the capital structure of entities whose shares are mandatorily redeemable. The adoption of SFAS No. 150 is not expected to have an impact on the Company's financial statements.

3.     ACCOUNTS RECEIVABLE -- NET

                                             September 30,   December 31,
                                                 2003            2002
                                             -------------   ------------
                                              (Unaudited)
                                                     (In Thousands)

    Accounts receivable                          $  10,903      $   7,973
    Allowances for:
       Doubtful receivable                             (86)           (64)
       Sales returns and discounts                    (315)          (314)
                                                 ---------      ---------

                                                 $  10,502      $   7,595
                                                 =========      =========

4.     INVENTORIES

                                             September 30,   December 31,
                                                 2003            2002
                                             -------------   ------------
                                              (Unaudited)
                                                     (In Thousands)
    Finished goods                               $   2,307      $   2,344
    Work-in-process                                  4,999          2,846
    Raw materials                                    3,435          1,777
                                                 ---------      ---------

                                                 $  10,741      $   6,967
                                                 =========      =========

5.     SHORT-TERM INVESTMENTS

       The following is a summary of available-for-sale securities:

                                             September 30,   December 31,
                                                 2003            2002
                                             -------------   ------------
                                              (Unaudited)
                                                     (In Thousands)
    US treasury bills                            $  41,984      $  26,914
    Time deposits                                   10,563         10,263
    Foreign government bonds                           622          3,227
    Corporate bonds                                  7,238          2,247
    Others                                              24             24
                                                 ---------      ---------

                                                 $  60,431      $  42,675
                                                 =========      =========

       Available-for-sale securities by contractual maturity are as follows:

                                             September 30,   December 31,
                                                 2003            2002
                                             -------------   ------------
                                              (Unaudited)
                                                     (In Thousands)
    Due within one year                          $  48,785      $  40,606
    Due after one year through two years             1,002          2,069
    Due after two years                             10,644              -
                                                 ---------      ---------

                                                 $  60,431      $  42,675
                                                 =========      =========

       The Company's gross unrealized gains and losses as of September 30, 2003 were $558,000 and $326,000, respectively, and as of December 31, 2002 were $64,000 and $176,000, respectively.

6.     INCOME TAX

       The effective income tax rate for the three months ended September 30 was 11.3% in 2003 and 12.2% in 2002, respectively. The effective income tax rate for the nine months ended September 30 was 12.7% in 2003 and 13.2% in 2002, respectively.

7.     EARNINGS PER SHARE

       The following table shows the calculation of basic and diluted earnings per share:

All numbers in thousands except earnings per share

                                                   Three Months Ended        Nine Months Ended
                                                      September 30,            September 30,
                                                 ----------------------    ----------------------
                                                    2003        2002         2003         2002
                                                 ---------    ---------    ---------    ---------
                                                        (Unaudited)             (Unaudited)
    Basic earnings per share:

    Net income                                   $   3,959    $   2,545    $   8,085    $   8,582
                                                 =========    =========    =========    =========

    Weighted average shares outstanding -           38,341       38,361       38,217       38,362
      Basic

    Earnings per share - basic                   $    0.10    $    0.07    $    0.21    $    0.22
                                                 =========    =========    =========    =========

(Forward)

    Diluted earnings per share:

    Net income                                   $   3,959    $   2,545    $   8,085    $   8,582
                                                 =========    =========    =========    =========

    Weighted average shares outstanding -           38,341       38,361       38,217       38,362
      Basic

    Effect of dilutive securities:
       Options                                       1,504          712        1,173        1,740
       Warrants                                          -            -            -          130
                                                 ---------    ---------    ---------    ---------
    Weighted average shares outstanding -
      Diluted                                       39,845       39,073       39,390       40,232
                                                 =========    =========    =========    =========

    Earnings per share - diluted                 $    0.10    $    0.07    $    0.21    $    0.21
                                                 =========    =========    =========    =========

8.     OBLIGATIONS UNDER CAPITAL LEASE

       The Company leases office space and certain equipment under noncancelable operating lease agreements that expire on various dates through December 2005. The Company's office lease provides for periodic rent increases based on the general rate of inflation. The Company also leases certain equipment under a capital lease that expires in May 2004. The lease provides for a bargain purchase option upon the expiration of the lease. As of September 30, 2003, minimum lease payments under all noncancelable leases were as follows:

                                                  Capital       Operating
    Year                                           Leases         Leases
    ----                                         ---------      ---------
                                                      (In Thousands)

    2003                                         $       2      $     447
    2004                                                 -          1,195
    2005                                                 -            176
                                                 ---------      ---------

    Total minimum lease payments                         2      $   1,818
                                                                =========
    Less:  Amount representing interest                  -
                                                 ---------
    Present value of minimum lease payments              2
    Less:  Current portion                               2
                                                 ---------

    Long-term obligations under capital lease    $       -
                                                 =========

       Obligations under capital lease are secured by the related equipment, and the total costs of the equipment under capital lease were $165,000 as of September 30, 2003 and as of December 31, 2002. Accumulated amortization was $162,000 as of September 30, 2003 and $155,000 as of December 31, 2002.

9.     RELATED PARTY TRANSACTIONS

       a. In February 2000, the Company loaned $750,000 to 360(degrees) Web Ltd. (360(degrees) Web). Interest accrued at USD-Libor + 1% and was to be paid semiannually until the loan was fully repaid or until the loan was converted into 2,083,333 Series B preference shares in 360(degrees) Web, or 22.3% of the outstanding capital stock of 360(degrees) Web. The conversion price was US $0.36 per share. The Company was granted the right to convert the loans at any time before the maturity date of February 1, 2005 or before the date 360(degrees) Web offers its shares in an initial public offering. In February 2002, the Company made an additional loan of $1 million to 360(degrees) Web on terms similar to the February 2000 loan until the loan was fully repaid or until the loan was converted into 1,000,000 Series C preference shares of 360(degrees) Web at a conversion price of $1.00 per share. As of September 30, 2003, two of the Company's directors serve as directors of 360(degrees) Web.

       On January 3, 2003, the Company issued a notice to 360(degrees) Web to exercise the option to convert the loans to the preference shares in 360(degrees) Web. After the conversion, the Company has a 35.18% ownership in 360(degrees) Web and has elected to account for the investment under the cost method. The Company did not participate in any capital increase of 360(degrees) Web in 2003. As of September 30, 2003, the Company has a 29.33 % ownership in 360(degrees) Web.

       b. In 2001, James Keim, one of the Company's directors, accepted the assignment of Head of Marketing and Sales in the Cayman Islands, and moved to the Cayman Islands in December 2001. In connection with the move and to assist Mr. Keim to purchase a residence in the Cayman Islands, the Company entered into a term loan agreement with Mr. Keim in February 2002, under which the Company made an interest free, unsecured loan in the amount of $400,000 to Mr. Keim. The loan is repayable in February 2007. As of September 30, 2003, $18,000 had been repaid.

10.    CONTINGENCIES AND COMMITMENTS

       a. On March 22, 2000, Philips Electronics North America Corporation (Philips) asked the Company to evaluate the need for a license for products using I2C serial interface. While the Company cannot make any assurance regarding the eventual resolution of this matter, the Company believes that the Company would not be subject to any material exposure with respect to past activities. The Company is currently negotiating an agreement with Philips.

       b. On November 3, 2000, the Company filed a suit with the United States District Court in the Northern District of California against Monolithic Power Systems, Inc. ("MPS"), a privately held company in Los Gatos, California, USA seeking declaratory judgment of non-infringement and invalidity of MPS' U.S. Patent No.6,114,814. The Company also claimed intentional and negligent interference with prospective economic advantage. MPS counterclaimed alleging infringement of such patent. Before the Company's filing, MPS alleged in a letter to the Company that a new product of the Company would infringe MPS' U.S. Patent No.6,114,814.

       On October 24, 2001, the Company filed a complaint against MPS that seeks damages and injunctive relief for infringement of the Company's U.S. Patent No. 6,259,615. The complaint was amended on November 13, 2001 to include trade secret counts against MPS. MPS also added additional counterclaims alleging infringement of MPS' U.S. Patent No. 6,316,881, a continuation of MPS' U.S. Patent No. 6,114,814. The court has issued orders construing the asserted claims of the patents-in-suit. The fact discovery is currently completed and trial is currently scheduled to occur in February 2004. MPS seeks injunctive relief and unspecified damages. The Company disputes MPS' claims and intends to defend the lawsuit vigorously. While the Company cannot make any assurance regarding the eventual resolution of this matter, the Company does not believe the final outcome will have a material adverse effect on its consolidated results of operations or financial condition.

       c. On January 6, 2003, the Company filed a patent infringement complaint in the Eastern District of Texas against Sumida Corporation in Japan and Taiwan Sumida Electronics Incorporated in Taiwan. Subsequently, MPS also filed a patent infringement complaint in the Eastern District of Texas against Sumida Corporation in Japan and Taiwan Sumida Electronics Incorporated in Taiwan based on the same patents in the lawsuit in the Northern District of California. Sumida Corporation has sought indemnification from the Company.

       The Company is a party to other litigation matters, legal proceedings and claims. While the results of such litigations and claims cannot be predicted with certainty, the final outcome of such matters is not expected to have a material adverse effect on the Company's consolidated financial position or results of operations. No assurance can be given, however, that these matters will be resolved without the Company becoming obligated to make payments or to pay other costs to the opposing parties, with the potential for having an adverse effect on the Company's financial position or its results of operations.

11.    SEGMENT INFORMATION

       The Company designs, develops and markets innovative power management and security components for mobile communication, computer, information appliance and LCD products. The company's integrated circuit products are produced with digital, analog, and mixed signal integrated circuit manufacturing processes. The Company's Chief Operating Decision Maker ("CODM"), the Chief Executive Officer; only reviews information on an enterprise-wide basis to assess performance and allocate resources so the Company has one reporting segment.

       Net revenues from unaffiliated customers by geographic region are based on the customer's bill-to location and are as follows:

                           Three Months Ended            Nine Months Ended
                              September 30,                 September 30,
                       --------------------------    --------------------------
                          2003            2002          2003            2002
                       -----------    -----------    -----------    -----------
                              (Unaudited)                    (Unaudited)
     Asia              $    23,173    $    17,804    $    63,397    $    51,557
     U.S.A.                     20              1             32             16
     Others                      -            219              -            221
                       -----------    -----------    -----------    -----------
                       $    23,193    $    18,024    $    63,429    $    51,794
                       ===========    ===========    ===========    ===========

       Long-lived assets consist of fixed assets and are based on the physical location of the assets at the end of each period.

                                                September 30,    December 31,
                                                    2003            2002
                                                -------------    ------------
                                                 (Unaudited)
                                                        (In Thousands)

     Cayman                                       $   1,391        $   1,471
     U.S.A.                                             369              414
     Taiwan                                           2,418            2,679
     Others                                             963            1,047
                                                  ---------        ---------

                                                  $   5,141        $   5,611
                                                  =========        =========

       During the quarter ended September 30, 2003, one customer accounted for 10% or more of net revenues ( 12.7%). During the nine month period ended September 30, 2003, one customer accounted for 10% or more of net revenues (17.8%). During the quarter ended September 30, 2002, three customers accounted for 10% or more of net revenues (28.6%, 18.1% and 11.5%). During the nine month period ended September 30, 2002, two customers accounted for 10% or more of net revenues (18.3% and 14.5%).

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

       The following information should be read in conjunction with the interim financial statements and the notes thereto in Part I, Item 1 of this quarterly report and with Operating and Financial Review and Prospects contained in the Company's Annual Report on Form 20-F (the "Annual Report").

Overview

       We design, develop and market high performance mixed signal integrated circuits for power management, power saving applications and computer security applications. Our net sales have been derived primarily from the sale of integrated circuit products to customers in the mobile computing, communications and other consumer electronics products markets.

       We utilize a "fabless" semiconductor business model, which means we focus on designing, developing and marketing products, while having these products manufactured by large independent semiconductor foundries. Because we are a fabless semiconductor company, we do not need to invest significant capital to manufacture semiconductor devices, and can take advantage of some of the cost-efficiencies of third-party foundries. We place purchase orders with third parties for specific quantities of packaged semiconductor devices or wafers at set prices. We also use third parties to test and assemble our products, which reduces the capital we need to invest in these activities.

Results of Operations

       Net Sales. Net sales for the three months ended September 30, 2003 were $23.2 million, an increase of $5.2 million or 28.7% from $18.0 million for the three months ended September 30, 2002. The increase in net sales reflects increased unit shipments of our existing products as well as shipments of new products.

       Gross Profit. Gross profit for the three months ended September 30, 2003 was $13.2 million, an increase of $2.4 million or 22.3% from $10.8 million for the three months ended September 30, 2002. This increase in dollar amount was due to increased sales of products. We expect that our gross profit as a percentage of net sales will fluctuate in the future as a result of the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs.

       Research and Development Expenses. Research and development expenses for the three months ended September 30, 2003 were $4.845 million, an increase of $95,000 or 2% from $4.75 million for the three months ended September 30, 2002. This increase primarily reflects the addition of research and development personnel. We expect that research and development expenses will increase in the foreseeable future due to more non-recurring expenses associated with the development of new products.

       Selling, General and Administrative Expenses. Selling, general and administrative expenses for the three months ended September 30, 2003 were $4.6 million, an increase of $1.3 million or 38.8% from $3.3 million for the three months ended September 30, 2002. This increase in absolute dollar amount was primarily due to increased expenses relating to intellectual property protection activities, additional personnel, system training expenses, and other expenses associated with the additional personnel. We expect that selling, general and administrative expenses will continue to increase in dollar amount for the foreseeable future.

       Stock-Based Compensation. For accounting purposes, we recognize stock-based compensation whenever we grant options or warrants to purchase our ordinary shares to employees with exercise prices that are less than the fair market value of the underlying shares at the grant date and whenever we grant options or warrants to consultants. Amortization of deferred compensation recorded in the three months ended September 30, 2003 was $0, a decrease of $9,000 or 100% from $9,000 for the three months ended September 30, 2002.

       Non-operating Income-net. Non-operating income-net for the three months ended September 30, 2003 was $714,000, an increase of $526,000 from $188,000 for the three months ended September 30, 2002, primarily reflecting an increase in foreign exchange gains and no impairment changes on investment in shares of stocks.

       Income Taxes. Income tax expenses for the three months ended September 30, 2003 was $502,000, an increase of $147,000 from $355,000 for the three months ended September 30, 2002.

       Our quarterly results of operations have fluctuated significantly in the past and may continue to fluctuate in the future based on a number of factors, not all of which are in our control. In particular, our results of operations have fluctuated in the past due, among other things, to competitive pressures on selling prices; the volume of product sales; the timing and cancellation of customer orders; lengthy sales cycles; pricing concessions on volume sales; changes in product mix; product pricing from foundries; our ability to develop, introduce and market new products and technologies on a timely basis; introduction of products and technologies by our competitors; and market acceptance of our and our customers' products. Our results of operations may also fluctuate in the future based on a number of factors, including but not limited to, those listed above, general business conditions in the semiconductor industry; general economic conditions; currency fluctuations; the availability of foundry capacity and raw materials, and our ability to expand and implement our sales and marketing programs. As a result of the foregoing factors, we believe period to period comparisons are not necessarily meaningful and should not be relied upon as indicative of future results.

Liquidity and Capital Resources

       On September 30, 2003, we had $138.4 million in total current assets, including $52.0 million in cash and cash equivalents and $60.4 million in short-term investments. Our operating activities provided $8.6 million cash during the nine months ended September 30, 2003. Additionally, our investing activities used cash of $27.3 million in the nine months ended September 30, 2003 and our financing activities provided cash of $1.3 million in the nine months ended September 30, 2003.

Disclosure Regarding Forward-Looking Statements

       This Form 6-K contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "may," "will," "expects," "should," "could," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms and other comparable terminology. These forward-looking statements include statements relating to our future gross profits, research and development expenses and selling, general and administrative expenses. The forward-looking statements contained in this Form 6-K involve known and unknown risks, uncertainties and other factors that may cause our or the industry's actual results, levels of activity, performance or achievements to be materially different from the future results, levels of activity, performance or achievements expressed or implied by these statements. Such risks and uncertainties include the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions, specific product manufacturing costs, increased competition, introduction of new competing technologies and the increase of unexpected expenses. These factors also include, among other things, those risks outlined in our filings with the Securities and Exchange Commission, including our Annual Report, that could cause actual results to differ materially from the results contemplated by the forward-looking statements. We assume no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Item 3.    Quantitative and Qualitative Disclosure about Market Risk

       Market risk is the risk of loss related to adverse changes in market prices, including interest rates and foreign exchange rates, of financial instruments. In the normal course of business, our financial position is routinely subject to a variety of risks, including market risk associated with interest rate movements and currency rate movements on non-U.S. dollar denominated assets and liabilities, as well as collectibility of accounts receivable.

       We regularly assess these financial instruments and their ability to address market risk and have established policies and business practices to protect against the adverse effects of these and other potential exposures.

   Interest Rate Risk

       Our major market risk exposure is changing interest rates. Our exposure to market risk for changes in interest rates relates primarily to our investments in government and corporate bonds.

       We maintain an investment portfolio consisting mainly of fixed income securities with an average maturity of one to two years. These securities are subject to interest rate risk and will fall in value if market interest rates increase. If market rates were to increase immediately and uniformly by 10.0% from the levels at September 30, 2003, the fair value of the portfolio would decline by an immaterial amount. We presently intend to treat our fixed income investments as available for sale, and therefore we do not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden short-term change in market interest rate exposures. We did not purchase or hold any derivative financial instruments for trading purposes.

       The table below provides information about our financial instruments whose maturity dates are greater than three months as of September 30, 2003.

                                                         Expected Maturity Dates
                             --------------------------------------------------------------------------------
                                                                                          Total
                                                                            2007 and    Carrying      Fair
                               2003       2004       2005       2006       thereafter     Value       Value
                             --------   --------   --------   --------     ----------   ---------   ---------
                                                               (in thousands)
US Treasury Bills
   Fixed rate (US$)......      16,971     15,018          -          -          9,995      41,984      41,984
Government Bonds:
   Fixed rate (US$)......           -          -          -      2,387          5,155       7,542       7,542
Time Deposits:
   Fixed rate (US$)......      10,218      1,698          -          3              -      11,919      11,919
Corporate Bonds
   Fixed rate (US$)......       1,606      5,632          -          -              -       7,238       7,238

Foreign currency risk

       Fluctuations in exchange rates may adversely affect our financial results. The functional currencies for our foreign subsidiaries are the local currency. As a result, certain of our assets and liabilities, including certain bank accounts, accounts receivable, restricted assets and accounts payable, exist in non-U.S. dollar denominated currencies such as New Taiwan Dollar, which are sensitive to foreign currency exchange rate fluctuations. As of September 30, 2003, we held approximately $8.2 million in government bonds, certificates of deposits, time deposits and demand accounts denominated in New Taiwan Dollars.

       We have not engaged in hedging techniques designed to mitigate foreign currency exposures and we may experience economic loss as a result of foreign currency exchange fluctuations. In the three month period ended September 30, 2003, we experienced gains of $367,000 due to foreign currency exchange fluctuations, which are reflected in the results of operations

PART 2.   OTHER INFORMATION

Item 1.   Exhibits

      (a) Exhibits:

      The Exhibit Index attached hereto is hereby incorporated by reference to this Item.

      (b)

                                  EXHIBIT INDEX

   Exhibit
   Number                         Exhibit Title
--------------  ------------------------------------------------      ----------

     99                           Press Release

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        O2 MICRO INTERNATIONAL LIMITED

Date: November 18, 2003                       /S/  STERLING DU
                                        ----------------------------------
                                        Name:   Sterling Du
                                        Title:  Chief Executive Officer